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08027937

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC 110

SEC FILE NUMBER
8-25844

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SunGard Institutional Brokerage Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

377 Butterfield Road
(No. and Street)

Lombard, (City) **IL** (State) **60148** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Vance **630-789-4219**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1 North Wacker (Address) **Chicago** (City) **IL** (State) **60606** (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 27 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I affirm that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunGard Institutional Brokerage Inc., as of December 31, 2007, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature - Kevin Rafferty, CEO

Pamela S. Knighton
Notary Public

"OFFICIAL SEAL"
Pamela S. Knighton
Notary Public, State of Illinois
My Commission Exp. 03/31/2010

This report contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

SunGard Institutional Brokerage Inc.

Statement of Financial Condition
December 31, 2007

Available for Public Inspection

SunGard Institutional Brokerage Inc.
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Shareholder of
SunGard Institutional Brokerage Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SunGard Institutional Brokerage Inc. (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2008

SunGard Institutional Brokerage Inc.
Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	20,706,212
Accounts receivable, net of allowance of $605,416		13,372,829
Due from affiliates		6,136,909
Furniture, equipment, software and leasehold improvements, at cost, less accumulated depreciation and amortization of $3,164,297		3,780,474
Intangible assets		2,538,062
Deferred research costs		275,371
Deferred tax asset, net		549,591
Prepaid expenses and other assets		1,405,515
Total assets	$	48,764,963
Liabilities and Shareholder's Equity		
Due to affiliates	$	1,790,909
Due to Parent		4,683,720
Accrued compensation and benefits		4,810,566
Accrued expenses and other liabilities		4,019,469
Fees payable		2,031,882
Accrued soft dollar liabilities		2,363,505
Total liabilities		19,700,051
Commitments and contingencies (Note 9)		
Total shareholder's equity		29,064,912
Total liabilities and shareholder's equity	$	48,764,963

The accompanying notes are an integral part of these financial statements.

1. Organization

SunGard Institutional Brokerage Inc. (the "Company" or "SIBI") is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of SunGard Investment Ventures LLC (the "Parent"), whose parent is SunGard Data Systems Inc. ("SunGard").

SunGard Institutional Products Inc. ("SIPI") was established as a wholly owned subsidiary of the Company during 2006 for operating purposes. On January 16, 2007, the Company transferred 100% of its SIPI stock to its Parent as a dividend. As a result of this transaction, approximately $1.8 million of fixed assets and liabilities were transferred with a resulting non-cash dividend of $1,000 to the Parent. As a result SIPI is no longer consolidated in the financial statements of the Company

2. Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition.

The Company generates commissions from introducing securities transactions on behalf of its customers who are using various portfolio and investment management systems and databases provided by different SunGard subsidiaries and third parties. The Company also generates fee income by offering an electronic order routing network for placing securities trades through brokers and ECNs. Additionally, the Company earns fee income from providing an interactive trading link between various employee benefit, trust and custodial systems with mutual funds via the National Securities Clearing Corporation and acts as an asset aggregator for money market mutual funds. These services are offered under an agreement with MidAtlantic Capital Corporation, a registered broker-dealer in securities with the FINRA. The Company has an agreement with a major financial institution to provide custodial, trust, clearing and other services.

The Company records commission revenue, transaction based fee income and related expenses on a trade-date basis.

Revenue from consulting fees, interest income and other miscellaneous fees are recorded when earned.

The Company also provides soft dollar research services. Costs related to services which have been provided to customers but not yet paid for are deferred on the statement of financial condition to the extent that the Company ultimately deems them to be collectible. Amounts that have been received through soft dollar commissions on securities transactions that are in excess of services provided are presented as accrued expenses under soft dollar agreements on the statement of financial condition to the extent the Company ultimately expects to incur expenses through the payment for services under the soft dollar arrangements.

Cash on deposit and highly liquid investments with original maturities of three months or less are considered cash and cash equivalents.

An allowance for doubtful accounts is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The allowance is increased by provisions charged to income as well as recoveries and is reduced by charge offs.

Management estimates that the aggregate fair value of financial assets and liabilities recognized on the statement of financial condition approximates carrying value, due to their short- term nature.

Furniture and equipment are recorded at cost less accumulated depreciation. Furniture and equipment are depreciated on a straight-line basis over their estimated useful lives ranging from 2 to 10 years. Software assets ready for their intended use are being amortized on a straight-line basis over their estimated useful lives of three years or the remaining license term, whichever is shorter. Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the life of the lease.

Identifiable intangible assets consist of customer lists and are amortized over a period of six years. Management tests intangible assets for recoverability annually, or when events or changes in circumstances occur that could significantly increase the risk of impairment of these assets. Estimated fair value is determined using management's best estimate of future cash flows discounted to a present value amount. Estimated fair value is then compared to the recorded book value to determine if impairment is indicated. If management determines these assets are not recoverable, an impairment condition would exist and the impairment loss would be measured as the amount by which the recorded amount of those assets exceeds their estimated fair value. As of December 31, 2007, the impairment test indicated that intangibles were not impaired.

The Company is part of a federal consolidated tax return with SunGard. Pursuant to an informal tax-sharing agreement, the Company computes its federal tax provision on a separate-company basis. As the Company settles federal deferred taxes currently with SunGard, no Federal deferred tax assets were recorded at December 31, 2007. The Company files, on a separate-return basis, for state and local income tax purposes.

Income taxes are accounted for under the asset and liability method as required under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Employees of the Company participate in SunGard stock option and award plans. SunGard adopted Statement of Financial Accounting Standards No. 123R (revised 2004), "Share-Based Payment" ("SFAS 123R") using the modified prospective method, which requires companies to record stock compensation expense for all unvested and new awards as of the adoption date. SFAS 123R supersedes Accounting Principles Board No. 25 (APB 25) and requires companies to expense their fair value of employee stock options and similar awards over the employee requisite service period. Under the fair value recognition provision of SFAS 123R, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the requisite service period. See Note 6 for more information on Stock-Based Compensation.

3. Related-Party Transactions

The Company receives floor brokerage and clearing services from an affiliated broker-dealer.

The Company reimburses affiliates for rent paid on its behalf for New York and Illinois offices.

Certain costs incurred by the Parent and affiliates are allocated to the Company under an inter-company agreement on a consistent basis predicated on arms-length costs.

The Company settles all inter-company transactions with SunGard and its subsidiaries periodically throughout the year. Amounts due from and due to Parent and affiliates represent unsettled transactions at December 31, 2007.

4. Identifiable Intangible Assets

Identifiable intangible assets acquired in 2002 consist of the following:

Customer lists	$ 9,720,093
Less, accumulated amortization	(7,182,031)
	$ 2,538,062

5. Furniture, Equipment, Software, and Leasehold Improvements

As of December 31, 2007, furniture, equipment, software and leasehold improvements included the following:

Software	$ 1,026,854
Telecommunications equipment	427,953
Computer	3,193,070
Furniture and fixtures	786,587
Leasehold improvements	1,510,308
	6,944,772
Accumulated depreciation and amortization	(3,164,297)
	$ 3,780,474

6. Stock Option and Award Plans

To provide long-term equity incentives, the SunGard Management Incentive Plan was established. Under this plan, certain management and key employees are granted time-based options or a combination of time-based and performance-based options to purchase stock in SunGard Capital Corp (the ultimate Parent).

Time-based options vest over the next five years as follows: 25% one year after date of grant, and 1/48 of the remaining balance each month thereafter for 48 months. Performance-based options vest upon the attainment of certain annual and cumulative earnings goals for the SunGard Capital Corp. during a six-year period. Time-based and performance-based options can vest upon a change in control, subject to certain conditions, and expire ten years from the date of grant.

The fair value of options granted during 2007 is calculated using the Black-Scholes pricing model and related assumptions follow:

Weighted-average fair value on date of grant	$	11.47
Ratio of weighted-average fair value to weighted-average market value on date of grant		51%
Assumptions used to calculate fair value		
Volatility		60%
Risk-free interest rate		4.6%
Expected term		5.0 years
Dividends		zero

Expected volatility is based primarily on a combination of the SunGard Capital Corp.'s historical volatility adjusted for its new leverage and estimates of implied volatility of its peer group. The risk-free interest rate estimate is based on the U.S. Treasury note rate with a maturity equal to the expected life of the option. The requisite service period is up to 5 years from the date of grant. SunGard Capital Corp. granted 10,748 options to the Company's employees in 2007. For performance-based options, vesting, and compensation expense, is estimated at the time that the achievement of the annual and cumulative earnings goals becomes probable. For time-based options, compensation expense is allocated on a straight-line basis over the requisite service period of five years.

7. Income Taxes

At December 31, 2007, the Company has a net state deferred tax asset of $549,591. The significant component of the deferred tax asset relates primarily to identifiable intangible assets. The Company has concluded that it is more likely than not that the deferred tax asset will be realized and therefore, no valuation allowance is required.

In addition, at December 31, 2007, the Company has an income tax payable to the Parent and state and local tax authorities of $3,497,787. This is included in due to Parent on the statement of financial condition.

8. Regulatory Requirements

The Company is subject to SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $1,895,421 which exceeded the minimum requirement of $1,313,337 by $582,084. The Company's net capital ratio was 10.4 to 1.

The Company has claimed exemption from Rule 15c3-3 under the provisions in Section (k)(2)(ii).

9. Commitments and Contingencies

The Company leases office space and equipment under lease agreements and has other operating commitments expiring on various dates through 2016. Certain leases contain provisions for rent escalation. At December 31, 2007, the future minimum annual rent commitments for the operating leases are as follows:

Year ended December 31, 2007	
2008	$ 981,480
2009	733,942
2010	738,968
2011	743,994
2012	733,022
Thereafter	2,651,528
	$ 6,582,934

10. Credit Risk, Guarantees and Indemnification

The Company clears all of its customers' securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from its customers' failure to fulfill their contractual obligations.

To minimize its risk, the Company, through its clearing brokers, requires its customers to, at a minimum, meet margin requirements as specified under U.S. Treasury Regulation T. This margin requirement is a good faith deposit from the customer related to their trading obligations. If necessary, the Company may liquidate certain positions to satisfy the obligations of the customer. Management believes that the margin deposits at December 31, 2007 are adequate to mitigate the risk of material loss.

In addition, the Company has the right to pursue collection or performance from customers and other counterparties who do not perform under their contractual obligations. The Company monitors the financial standing of its clearing brokers and all customers and counterparties to whom it extends credit.

Financial Accounting Standards Board Interpretation No.45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company in its normal course of business may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company believes the risk of loss to be remote.

The Company maintains its cash balances in several accounts with various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2007, the Company's uninsured cash balance with these financial institutions was $20,506,212.

END